

Mail Stop 4561

March 5, 2008

Mr. Kenneth E. Steben
Aspect Global Diversified Fund LP
c/o Steben & Company, Inc.
2099 Gaither Road
Suite 200
Rockville, MD 20850

> **Re: Aspect Global Diversified Fund LP**
> **Amendment No. 1 to Form S-1**
> **Filed February 14, 2008**
> **File No. 333-148049**

Dear Mr. Steben:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have not registered the Class C units. Please tell us the exemption from registration that you will rely on for the conversion of Class A, B, and I units into Class C units. Provide a reasonably detailed legal analysis to support your reliance on the exemption.

Summary

The Units, page 1

2.   In this section and at other points throughout the prospectus, you state: "Class C
        Units will be issued … when the General Partner, in good faith and in its sole
        discretion, determines that the Fee Limit has been reached." Please disclose
        whether it is possible that an investor might pay more or less than the 10% Fee
        Limit. If investors are charged more than the 10% Fee Limit, disclose whether
        they will be reimbursed for that amount. Conversely, if an investor is charged
        less than the 10% Fee Limit prior to conversion of his or her units to Class C
        Units, disclose whether you will seek to obtain the additional fees from the
        investor.

The Trading Advisor, page 6

3.   We note your response to comment 13 of our letter dated January 11, 2008.
        Please clarify whether the management fee will consistently be 2.4%, or whether
        it will vary depending on the trading level of the Trading Program. If the fee is
        variable, please revise to explain how changes in the trading level, including
        trading at levels below the "normal" trading level, will affect the fee and disclose
        how often trading level will be measured.

The Risks You Face

The Fund is Subject to the Risk of Litigation, page 25

4.   We note your response to comment 25 of our letter dated January 11, 2008, and
        revised risk factor number 38. Please further revise this risk factor to discuss
        risks specific to you. Describe the types of allegations against the Fund, General
        Partner, Trading Advisor, and Selling Agent that present a risk to the Fund and its
        investors and clearly describe the risk presented. Also, please provide a separate
        risk factor addressing the specific impact on you if one of the brokers declares
        bankruptcy.

Capsule A – Representative Account of the Aspect Diversified Program, page 35

5.   We note your response to prior comment 33. Please tell us why the aggregate
        assets including notional equity in the representative account is the same as the
        amount excluding notional equity.

Redemptions, page 52

6.   On page 53, under mandatory redemptions, please clarify, if true, that a Limited

Partner will not be subject to the one year redemption penalty if the General Partner requires the Limited Partner to redeem his or her units during the first year.

Investment of the General Partner in the Fund, page 66

7. We note your response to comment 40 of our letter dated January 11, 2008. In the unmarked version of the registration statement submitted on EDGAR, "specially subject" still appears in Note 2 to the financial statements. Please revise or advise.

8. We note your response to comment 41 of our letter dated January 11, 2008. On page 67, you disclose that the General Partner may redeem its units at any point subject to maintaining an investment that is the greater of 1% of capital contributions or $25,000. Please add a risk factor to address the ability of the General Partner to redeem most of its investment prior to Limited Partners in the event you experience financial difficulties.

Certain Federal Income Tax Considerations, page 75

9. Please revise the subheading to eliminate the word "certain." Your disclosure must discuss all material federal income tax consequences of an investment in the Fund. Similarly, please revise the introductory paragraph to clarify that you have disclosed all material federal income tax consequences.

Fund Status, page 75

10. The disclosure under this heading appears to describe the tax status that the fund will not elect. Please revise to disclose the expected tax status of the fund. In addition, please disclose, if true, that counsel has provided an opinion on the particular tax treatment of the fund.

Financial Statements – Aspect Global Diversified Fund LP

Note 3: Fund Fees and Expenses

Organizational Expenses/Offering Expenses, page 92

11. We note your response to prior comment 49 and that your policy indicates that you plan to recognize liabilities for organizational and offering costs in essentially a cash basis methodology over a sixty month period. It does not appear that your policy would comply with the AICPA's Audit and Accounting Guide, *Audits of Investment Companies* and SFAS 5, *Accounting for Contingencies*. It appears that the accounting literature would require you to record a liability for your

Mr. Kenneth E. Steben
Aspect Global Diversified Fund LP
March 5, 2008
Page 4

obligation, upon commencement of trading, to repay the offering and organization costs. Please provide to us any additional information as to how your current policy complies with the Audit Guide. Additionally, please disclose the amount incurred by the General Partner for organizational and offering costs as of a current date within the notes to your financial statements.

12. We note your revised policy disclosure on page 91 indicates that offering costs will be recorded as a reduction of proceeds received from investors. This accounting policy does not appear to be consistent with the guidance in paragraph 8.24 of the AICPA's Audit and Accounting Guide, *Audits of Investment Companies*, which indicates that "Offering costs of open-end investment companies and of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter amortized to expense over twelve months on a straight-line basis." Please provide us with additional information supporting your compliance with the Audit Guide.

Part II

Exhibit 5.01 – Form of Legal Opinion

13. We note that counsel has opined on the General Corporation Law of the State of Delaware. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file counsel's written confirmation as correspondence on the EDGAR system.

Exhibit 8.1 – Form of Tax Opinion

14. We note that counsel is providing a short-form opinion; however, it is not sufficient for counsel to opine on the fairness and accuracy of the disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please provide a revised opinion that confirms the disclosure in the prospectus constitutes counsel's opinion.

Exhibit 10.2

15. The Form of Futures Account Agreement submitted as exhibit 10.2 refers to Calyon Financial, Inc. Please submit an updated version to reflect the change to Newedge Financial, Inc.

Sales Literature

Managed Futures Funds: Trading Strategies for Up and Down Markets

16.   Please balance the information in this article with a discussion of the risks
        associated with managed futures funds.

17.   *Monthly Liquidity and Limited Risk.* Please expand the discussion to include a
        comparison of the liquidity available to investors in U.S. stocks, international
        stocks, treasury bonds and real estate. We note that you have used these
        categories for comparison in other areas, such as returns and volatility.

Aspect Global Diversified Fund, L.P. – A Units

18.   *Important Disclosures.* Please revise to include a risk factor relating to the fund's
        conflicts of interest.

19.   *Important Disclosures.* Refer to the next-to-last risk bullet point. The
        percentages shown for fees and expenses appear to be inconsistent with the
        amounts shown on the cover page of your prospectus. Please revise or advise.

Understanding Managed Futures – Class A Units (slide presentation)

20.   *Managed Futures Funds Risks.* Please revise to include the risks related to
        conflicts of interest. Provide conforming changes to the slide presentation for the
        Class B and the Class I units.

Aspect Global Diversified Fund, L.P., Class A (one-page information sheet)

21.   Please revise the heading above the performance chart to clarify that the fund was
        organized in March 2007 and that the performance information reflects the
        performance of the advisor's trading program only.

22.   Please revise to clarify how you calculated "annualized" performance since
        inception.

23.   Please apply the preceding two comments to the one-page information sheet for
        the Class B and the Class I units.

* * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to

expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael Schmitberger (via fax)